UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Wabash National Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-10883	52-1375208
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification Number)

1000 Sagamore Parkway South, Lafayette, Indiana	47905
(Address of Principal Executive Offices)	(Zip Code)

765-771-5300

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 -– Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report, Exhibits

A copy of Wabash National Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.wabashnational.com. A copy of Wabash National Corporation’s Conflict Minerals Policy Statement is also publically available on the Company’s website above or using the direct link at Wabash National's Conflict Minerals Policy.

Item 1.02 Exhibit

As specified in this Form SD, Wabash National Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.

Section 2 - Exhibits

Exhibits 1.01 - Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WABASH NATIONAL CORPORATION

Date: May 27, 2016	By:	/s/ Jeffery L. Taylor
Jeffery L. Taylor
Senior Vice President and Chief Financial Officer